Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: September 13, 2021

CNBC.com

MoneyLion launches crypto investing ahead of planned SPAC deal

MON, SEP 13 2021 8:08 AM EDT

Tanaya Macheel

@tanayamac

KEY POINTS

• The banking and investing app MoneyLion is adding crypto trading to its all-in-one financial services app.

• The company plans to go public through the special purpose acquisition company, or SPAC, Fusion Acquisition Corp. on September 22.

The banking and investing app MoneyLion is adding crypto trading to its all-in-one financial services app.

The eight-year-old fintech company, which plans to go public later this month on the New York Stock Exchange under the ticker ML, will introduce buying and selling capabilities for bitcoin and ether at its Investor Conference on Monday morning, CEO Dee Choubey told CNBC.

Choubey called the initial development the “the beginning of the education process” for its consumers during the “early innings of DeFi” and talked about the potential to explore different yield products, crypto payment applications and NFT marketplaces down the road.

“It’s a very important first step if we think that the future of fintech is DeFi,” he told CNBC. “We will have created a segment of the population and have exposed them to DeFi so when it becomes more ubiquitous, they’re fully prepared to take advantage of it.”

MoneyLion won’t charge transaction fees to consumers, but will make money on the spread when they convert their cryptocurrency to dollars.

It’s also introducing a feature that lets customers round up their debit card purchases in bitcoin. MoneyLion has 2.2 million customers as of August. The app offers banking, investing and credit so far.

It’s hoping to go public through the special purpose acquisition company, or SPAC, Fusion Acquisition Corp. on September 22. If successful, it will join public fintech companies SoFi, Robinhood and Square’s Cash App in the growing group of superapps striving to become the go-to place for customers to manage all aspects of their financial lives.

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About MoneyLion

MoneyLion Inc. (“MoneyLion”) is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with over 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Sioux Falls and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

About Fusion Acquisition Corp.

Fusion Acquisition Corp. (“Fusion”) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Fusion was founded by and is led by CEO John James (who also stands behind the global fintech, BetaSmartz, as well as co-founding emerging opportunities investment company, Boka Group), and Chairman Jim Ross (senior advisor to State Street and former Chairman of State Street Global Advisors SPDR ETFs). For more information, visit fusionacq.com.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the business combination transaction (the “Business Combination”) between MoneyLion and Fusion; the impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K/A for the fiscal period ended December 31, 2020 and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to stockholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a definitive proxy statement to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed Business Combination. The Registration Statement has been declared effective and Fusion will mail the definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed Business Combination. Fusion’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Fusion, MoneyLion and the proposed Business Combination. Stockholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed Business Combination is set forth in the Registration Statement (and is included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Stockholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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